Sub-Item 77C: Submission of Matters to a Vote of Security Holders

The Annual Meeting (the "Meeting") of the Registrant was held on
March 30, 2017 to consider and act upon the following proposal below.

At the Meeting, Caroline Dorsa and Lawrence W. Stranghoener were elected Class III Trustees to the Registrant's Board of Trustees. The Registrant's shareholders voted as follows:

Election of
Trustees
For
Against/Withhold
Abstain
Broker
Non-
Votes
Caroline Dorsa
(Class III)
14,097,880
116,221
0.00
0.00
Lawrence W.
Stranghoener
(Class III)
14,104,037
110,064
0.00
0.00

In addition to the individuals named above, Linda A. Lang, Michael Latham and James A. McNamara continued to serve on the Registrant's Board of Trustees.